Exhibit 5.1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the reference to our firm under the caption “Experts” in the Form F-9 Registration Statement and related Prospectus of Placer Dome Inc. for the registration of U.S.$200,000,000 6-3/8% exchange debentures due in 2033 and to the incorporation by reference therein of our report dated February 19, 2003, with respect to the consolidated financial statements of Placer Dome Inc. prepared in accordance with Canadian generally accepted accounting principles as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 and our report dated February 19, 2003, with respect to the consolidated financial statements of Placer Dome Inc. prepared in accordance with US generally accepted accounting principles included in its Annual Report (Form 40-F) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

Vancouver, Canada,	Ernst & Young LLP
May 9, 2003	Chartered Accountants